Exhibit 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Public-Held Company

EXCERPT OF ITEMS (3) AND (11) FROM THE MINUTES OF THE 75TH MEETING OF THE BOARD

OF DIRECTORS, HELD ON FEBRUARY 25, 2015

In my role as secretary of the meeting of the Board of Directors, I hereby CERTIFY that the items (3) and (11) of the Agenda of the Minutes of the 75th Meeting of the Board of Directors of Oi S.A., held on February 25, 2015, at 11:00 am, at Praia de Botofogo, No. 300, 11th floor, suite 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, reads as follows:

“Moving to item (3) of the Agenda, Mr. Bruno Saldanha presented a technical study of future taxable profit of the Company, which will support the accounting records and the maintenance of Deferred Tax Assets, detailing, in this respect, the applicable accounting standards and the historical profitability of the Company, as well as the assumptions adopted in the projections for future taxable profits, the projected fiscal results of the Company and the composition of the deferred tax credit base. Subsequently, a proposal was presented to maintain the accounting of deferred tax credits of the Company, arising from temporary differences and tax losses and negative basis of social contribution on net income, in the amount of R$2,892.7 MM, in accordance with CVM Instruction no. 371, dated 06/27/2002. The Board approved the proposal unanimously.”

“Finally, moving to item (11) of the Agenda, Mr. Bruno Saldanha presented a proposal to increase the Company’s capital by capitalizing the balance of the Investment Reserve, in the total amount of R$1,933,354,005.49, R$154,000.00 of which is allocated for Social Capital and R$1,933,200,005.49 which is allocated to Capital Reserves, without issuing new shares. Article 5 of the Company’s Bylaws will consequently read as follows: “Art. 5—The capital, subscribed, fully paid, and in the amount of R$21,438,374,154.00 (twenty one billion, four hundred thirty-eight million, three hundred seventy-four thousand, one hundred fifty-four reais), represented by 858,472,010 (eight hundred fifty-eight million, four hundred seventy-two thousand and ten) shares, of which 286,155,319 (two hundred eighty-six million, one hundred fifty-five thousand, three hundred nineteen) are common shares and 572,316,691 (five hundred seventy-two million, three hundred sixteen thousand, six hundred ninety-one) are preferred shares, without par value.” The Board approved the proposal unanimously, in accordance with Article 168 of the Brazilian Corporations Law and Articles 5 and 6 of the Bylaws of Oi S.A.”

The majority of the Board of Directors was present and affixed their signatures: José Mauro Mettrau Carneiro da Cunha; Rafael Cardoso Cordeiro; Bruno Gonçalves Siqueira (alternate); Fernando Magalhães Portella; José Valdir Ribeiro dos Reis; Cristiano Yazbek Pereira; Marcos Rocha de Araujo (alternate); Marcelo Almeida de Souza; Fernando Marques dos Santos; Armando Galhardo Nunes Guerra Junior; Renata Torres de Faria and Alexandre Jereissati Legey.

Rio de Janeiro, February 25, 2015.

/s/ José Augusto da Gama Figueira

José Augusto da Gama Figueira

Secretary